UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to

Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 Thereunder

ENTEST GROUP, INC.

(Exact Name of Company as Specified in Charter)

Nevada	333-154989	26-3431263
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4700 Spring Street, Suite 304
La Mesa California, 91942
(Address of Principal Executive Offices, Zip Code)

619-702-1404
(Company’s telephone number, including area code)

November 27, 2018

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This Information Statement ( "Information Statement"), is being furnished to all holders of record of common stock and voting preferred stock, par value $0.0001 per share (the "Common Stock"), of Entest Group, Inc., a Nevada corporation ("Entest", "we", "our" or the "Company") at the close of business on November 21, 2018 (the "Record Date") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Entest’s Board of Directors (the "Board") other than by a meeting of shareholders. This Information Statement is being distributed on or about November 27,2018.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Proposed Change In Control Transaction

On November 15, 2018 David Koos ( the Chairman and CEO of Entest Group, Inc. and Regen BioPharma, Inc.) , Regen BioPharma Inc., Bostonia Partners Inc., Sherman Family Trust, Dunhill Ross Partners Inc. and Bio-Technology Partners Business Trust collectively entered into an agreement to sell an aggregate of 23,733,334 shares of common stock, 667 shares of Series AA preferred stock, 534 shares of Series AAA Preferred Stock and 1,001,533 shares of Non-Voting Convertible Preferred Stock of Entest Group, Inc. to Peiwen Yu for total gross consideration of $325,000(“Agreement”). Pursuant to the Agreement, the closing of the sale of shares (the “Closing”) shall take place on at such date, time and place as shall be determined by the Parties to the Agreement. The Escrow Agreement referred to in the Agreement requires that David R. Koos shall resign as Director and Officer of Entest Group, Inc. to be replaced by nominees of the purchaser of the securities.

Voting Securities

The stockholders' equity section of the Company contains the following voting classes of voting capital stock as of November 21, 2018:

Common Stock:

$0.0001 par value, 500,000,000 shares authorized and 49,170,472 shares issued and outstanding as of November 21, 2018.

Preferred Stock:

$0.0001 par value 5,000,000 shares authorized of which:

(a)	100,000 are authorized as Series AA Preferred Stock of which 634 shares are issued and outstanding as of August 31, 2018 and
(b)	4,400,000 are authorized as Series B Preferred Stock of which 728,073 shares are issued and outstanding as of August 31, 2018 and
(c)	300,000 are authorized as Series AAA Preferred Stock of which 534 shares are issued and outstanding as of August 31, 2018.

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a “Liquidation”), before any distribution or payment shall be made to any of the holders of Common Stock or any other series of preferred stock, the holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $0.10 per share of Series B Preferred Stock (the “Liquidation Amount”) plus all declared and unpaid dividends thereon, for each share of Series B Preferred Stock held by them.

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If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series B Preferred Stock, then the entire net assets of the Company shall be distributed among the holders of the Series B Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions August be made in cash or in property taken at its fair value (as determined in good faith by the Board), or both, at the election of the Board..

Entest’s Business

The Company's current business strategy is to acquire an operating company seeking the perceived advantages of being a publicly held corporation. No assurance can be given that such an acquisition shall occur or, if such an acquisition were to occur, it would occur on terms and conditions beneficial to the Company or its shareholders.

Directors and Executive Officers

On June 19, 2009 the Board of Directors of the Company elected David R. Koos, a director of the Company and appointed Dr. Koos President, Chief Executive Officer, Secretary, Chief Financial Officer, Principal Accounting Officer of the Company. Dr. Koos resigned as Chief Financial Officer on March 31, 2010 and assumed the position of Acting Chief Financial Officer and Principal Accounting Officer on August 8, 2011 upon the resignation of Tammy L. Reynolds who served as Chief Financial Officer from the period from March 31, 2010 to August 8, 2011.

Education:

DBA - Finance (December 2003)

Atlantic International University

Ph.D. - Sociology (September 2003)

Atlantic International University

MA - Sociology (June 1983)

University of California - Riverside, California

Five Year Employment History:

Position:	Company Name:	Employment Dates:
Chairman, President, Chief Executive Officer, Secretary, Chief Financial Officer, Principal Account Officer	Entest Group, Inc	June 19, 2009 to the present
Chairman Chief Executive Officer, Secretary and Treasurer	Zander Therapeutics, Inc.	June 2015 to the Present
Chairman and CEO	Regen Biopharma, Inc.	April 24, 2012 to Present
Acting CFO	Regen Biopharma, Inc.	April 24, 2012 to February 11, 2015
President	Regen Biopharma, Inc.	May 29, 2013 to October 9, 2013
Chief Financial Officer, Principal Accounting Officer	Entest BioMedical, Inc	June 19, 2009 to March 31, 2010
Acting Chief Financial Officer, Principal Accounting Officer	Entest BioMedical, Inc	August 8, 2011 to the present
Chairman, President, CEO and Acting CFO	Bio-Matrix Scientific Group, Inc.	June 14, 2006 (Chairman) to Present; June 19, 2006 (President, CEO and Acting CFO); June 19, 2006 (Secretary) to Present

LEGAL PROCEEDINGS

Entest is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to Entest or has a material interest adverse to Entest.

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COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

The sole member of the Company’s board of Directors may not be considered independent as he is also its sole officer. The Company is not a "listed company" under Securities and Exchange Commission (“SEC”) rules and is therefore not required to have an audit committee comprised of independent directors. The Company does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the Company’s  Board of Directors is deemed to be its  audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. The Board of Directors has determined that its member is  able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board of Directors believes that its member has  the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Nominating and Compensation Committees

The Company does not have standing nominating or compensation committees, or committees performing similar functions. The board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The board of directors also is of the view that it is appropriate for the Company not to have a standing nominating committee because the board of directors has performed and will perform adequately the functions of a nominating committee. The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.

Code Of Ethics

On November 11, 2009 we adopted a Code of Ethics (“Code”) pursuant to Section 406 of the Sarbanes-Oxley Act of 2002. The Code has been filed as Exhibit 14 of the Company's Form10-K  Filed  November 17, 2009.

Certain Relationships and Transactions

As of August 31, 2018 the Company remains indebted to David R. Koos , the Company’s sole officer and director, in the principal amount of $2,600 due and payable in whole or in part at the demand of David Koos and bearing simple interest at a rate of 15% per annum.

As of August 31, 2018 the Company remains indebted to Blackbriar Partners in the principal amount of $11,600 of which $1,000 is  due and payable February 17, 2018 and bears simple interest at a rate of 10%per annum and of which $7,000 is due and payable February 28, 2018 and bears simple interest at a rate of 10% per annum , of which$3,000 is due and payable May 4, 2019 and bears simple interest at a rate of 10% per annum and of which $600 is due and payable August 20, 2019 and bears simple interest at a rate of 10% per annum.

Blackbriar Partners is controlled by David R. Koos , the Company’s sole officer and director.

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As of August 31, 2018 the Company remains indebted to Regen Biopharma, Inc. in the principal amount of $4,551 due and payable in whole or in part at the demand of the holder and bearing simple interest at a rate of 10% per annum. David R. Koos , the Company’s sole officer, serves as Chairman and Chief Executive officer of Regen Biopharma, Inc.

On October 1, 2014 Regen Biopharma Inc. entered into an agreement to sublease approximately 2,320 square feet of office space from the Company. Entest Biomedical Inc. is under common control with Regen Biopharma, Inc. as the Chairman and CEO of the Company also serves as the Chairman and CEO of Regen Biopharma, Inc. The sublease is on a month to month basis and rent payable to the Company by Regen Biopharma Inc is equal to the rent payable to the lessor by the Company and is to be paid in at such time specified in accordance with the original lease agreement between the Company and the lessor. On January 20, 2015 the sublease was amended retroactive to January 1, 2015 as follows:

The rent payable to Entest BioMedical, Inc. by the subtenant is equal to Five Thousand Dollars per month ($5,000) and is to be paid in at such time specified in accordance with the original lease agreement between the Entest BioMedical, Inc. (“Entest”) and the lessor. All charges for utilities connected with premises which are to be paid under the master lease shall be paid by Regen Biopharma, Inc. for the term of this sublease to the extent that such charges exceed the difference between the rent payable to the lessor by Entest under the master lease and the rent payable to Entest by Regen Biopharma, Inc.

On February 28, 2016, the Company purchased from a third party 3,500,000 shares of the Series A Preferred stock of Regen Biopharma, Inc for consideration consisting of $5,000 cash and 500,000 shares of the Company’s Series B Preferred Stock. On July 3, 2018 the Company sold the aforementioned 3,500,000 shares to Zander for consideration consisting of $35,000. David R. Koos, who serves as Chairman and Chief Executive Officer of Zander also serves as Chairman and Chief Executive Officer of Entest. Zander is under common control with Entest.

On July 3, 2018 Zander entered into a sublease agreement with Entest whereby Zander would sublet office space located at 4700 Spring Street, Suite 304, La Mesa, California 91942 from Entest on a month to month basis for $6,000 per month beginning July 5, 2018.

David R. Koos, who serves as Chairman and Chief Executive Officer of Zander also serves as Chairman and Chief Executive Officer of Entest. Zander is under common control with Entest.

On November 16, 2018 Entest terminated its lease on office space. The property has been assumed by BST Partners which is permitting the Company to utilize the space free of charge on a week to week basis.

BST Partners is controlled by David Koos, the Company’s Chairman and Chief Executive Officer.

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On November 16, 2018 Zander Therapeutics Inc. and the Company agreed to terminate Zander’s sublease with the Company effective the rental period commencing November, 2018.

On November 16, 2018 Regen Biopharma Inc. and the Company agreed to terminate Regen’s sublease with the Company effective the rental period commencing November, 2018.

David R. Koos serves as Chairman and Chief Executive Officer of the Company, Zander Therapeutics, Inc. and Regen Biopharma Inc.

On November 16, 2018:

Entest Group, Inc. and David R. Koos agreed to satisfy any and all unpaid interest resulting from accrued interest earned on Notes Payable to Koos by Entest from the beginning of time to November 30, 2018 by transferring to Koos 3,000,000 shares of the Series M Preferred stock of Zander Therapeutics, Inc. owned by the Company.

Entest Group, Inc. and Blackbriar Partners (“BP) agreed to satisfy any and all unpaid interest resulting from accrued interest earned on Notes Payable to BP by Entest from the beginning of time to November 30, 2018 by transferring to BP 20,000 shares of the Series M Preferred stock of Zander Therapeutics, Inc. owned by the Company. BP is controlled by David Koos the Company’s sole officer and director.

Entest Group, Inc. and the Bio Matrix Scientific Group, Inc. (“BMSN”) agreed to satisfy any and all unpaid interest resulting from accrued interest earned on Notes Payable to BMSN by Entest from the beginning of time to November 30, 2018 by transferring to BMSN 5,000 shares of the Series M Preferred stock of Zander Therapeutics, Inc. owned by the Company. David R. Koos serves as Chairman and Chief Executive Officer of the Company and BMSN.

Entest Group, Inc. and Regen Biopharma, Inc. (“RGBP”) agreed to satisfy any and all unpaid interest resulting from accrued interest earned on Notes Payable to RGBP by Entest from the beginning of time to November 30, 2018 by transferring to RGBP 250,000 shares of the Series M Preferred stock of Zander Therapeutics, Inc. owned by the Company.

Entest Group, Inc. and Regen Biopharma, Inc. (“RGBP”) agreed to satisfy any and all rent prepaid by RGBP to Entest from the beginning of time to November 30, 2018 by transferring to RGBP 475,000 shares of the Series M Preferred stock of Zander Therapeutics, Inc. owned by the Company. Pursuant to the Agreement

Pursuant to the Agreement, $4,551 of the proceeds to be paid to the Sellers shall be utilized to satisfy principal indebtedness owed by Entest to RGBP.

David R. Koos serves as Chairman and Chief Executive Officer of the Company and RGBP.

 There are no family relationships between any of our current directors or executive officers and the proposed incoming director and incoming officer. There has not been any transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and in which the incoming directors and incoming officers had or will have a direct or indirect material interest.

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Director Independence

Audit Committee and Audit Committee Financial Expert

The Company’s  sole director may not be considered independent as  he is also an  officer. The Company is not a "listed company" under Securities and Exchange Commission (“SEC”) rules and is therefore not required to have an audit committee comprised of independent directors. The Company does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the Company’s  Board of Directors is deemed to be its  audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. The Board of Directors has determined that its sole member is able to read and understand fundamental financial statements and has substantial business experience that results in the member's financial sophistication. Accordingly, the Board of Directors believes that its member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Nominating and Compensation Committees

The Company does not have standing nominating or compensation committees, or committees performing similar functions. The Board of Directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The Board of Directors also is of the view that it is appropriate for the Company not to have a standing nominating committee because the Board of Directors has performed and will perform adequately the functions of a nominating committee. The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. There are no specific, minimum qualifications that the board of directors believes must be met by a candidate recommended by the board of directors. Currently, the entire board of directors decides on nominees, on the recommendation of any member of the board of directors followed by the board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the board of directors then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the board of directors’ attention by virtue of communication with management.

Principal Accounting Fees and Services

The following table sets forth the aggregate fees billed to us by AMC Auditing during the period beginning September 1, 2017 and ending August 31, 2018:

Audit Fees	$15,000
Audit Related Fees	13,546
Tax Fees	0
All Other Fees	0
$28,546

Audit Fees: Aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements.

Audit Related Fees:   Aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above. During the year ended August 31, 2017 these fees were primarily derived from review of financial statements in the Company's Form 10Q Reports.

All services listed were pre-approved by the Board of Directors, functioning as the Audit Committee in accordance with Section 2(a) 3 of the Sarbanes-Oxley Act of 2002.

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The Board has considered whether the services described above are compatible with maintaining the independent accountant's independence and has determined that such services have not adversely affected the independence of AMC Auditing.

Executive Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)		Restricted Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Koos Chairman, President and CEO	From September 1, 2017 to August 31, 2018	$120,000	*	17,000	$		0	0	0	0	0	$137,000
	From September 1, 2016 to August 31, 2017	$120,000	**	0		50	0	0	0	0	0	$120,050

*Does not include $88,000 in salary accrued but unpaid during prior periods paid to David Koos during the fiscal year ended August 31, 2018.

** Does not include $102,000 in salary accrued but unpaid during prior periods paid to David Koos during the fiscal year ended August 31, 2017.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information known to the Company with respect to the beneficial ownership of each class of the Company’s capital stock as of November ___, 2018 for (1) each person known by the Company to beneficially own more than 5% of each class of the Company’s voting securities, (2) each executive officer, (3) each of the Company’s directors and (4) all of the Company’s executive officers and directors as a group. As of November 15, 2018 Entest BioMedical, Inc. had 49,170,472 common shares outstanding, 728, 073 Series B Preferred shares outstanding , 667 Series AA preferred shares outstanding, 534 Series AAA preferred shares outstanding.

Based on 49,170,472 shares issued and outstanding as of November 27,2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	David R. Koos* C/o Entest Group, Inc., Inc 4700 SPRING STREET, SUITE 203, LA MESA, CALIFORNIA, 91942	23,300,001	47.39%
Common	Life Sciences Journeys, Inc. 1106 2nd street Encinitas, CA ,92024	2,500,000	5.08%
Common	All Officers and Directors As a Group	23,300,001	47.39%

*Includes 66,667 common shares owned by Bio-Matrix Scientific Group, Inc. (David Koos is CEO, President and Chairman of Bio-Matrix Scientific Group, Inc.). Includes 8,000,000 common shares owned by Regen Biopharma, Inc. (David Koos is CEO and Chairman of Regen Biopharma, Inc.)

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Based on 728,009 shares issued and outstanding as of  November 27,2018.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Series B Preferred	David R. Koos* C/o Entest Group, Inc 4700 SPRING STREET, SUITE 203, LA MESA, CALIFORNIA, 91942	15,001	2.6%
Series B Preferred	Thomas Ichim 9255 Town Center Dr San Diego, CA,92121	500,000	68.6%
Series B Preferred	Thomas Donnelly 38 Miriam Road Denistone, NSW Australia	100,000	13.761%
Series B Preferred	Linda Black 521 Garfield Ave Winter Park, FL 32789	100,000	13.761%
Series B Preferred	All Officers and Directors as a Group*	15,001	2.6%

*Includes 8,334 Series B Preferred  shares owned by Bio-Matrix Scientific Group, Inc. (David Koos is CEO, President and Chairman of Bio-Matrix Scientific Group, Inc.).

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Based on 667 shares issued and outstanding as of  November 27, 2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Series AA Preferred Shares	David R. Koos C/o Entest Group, Inc 4700 SPRING STREET, SUITE 203, LA MESA, CALIFORNIA, 91942	667	100%
Series AA Preferred Shares	All Officers and Directors As a Group	667	100%

Based on 534 shares issued and outstanding as of  November 27, 2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Series AAA Preferred Shares	David R. Koos C/o Entest Bio Medical Inc., Inc 4700 SPRING STREET, SUITE 203, LA MESA, CALIFORNIA, 91942	534	100%
Series AAA Preferred Shares	All Officers and Directors As a Group

The following table sets forth information known to the Company with respect to the beneficial ownership of each class of the Company’s capital stock as of the Closing of the Agreement for (1) each person known by the Company to beneficially own more than 5% of each class of the Company’s securities, (2) each executive officer, (3) each of the Company’s directors and (4) all of the Company’s executive officers and directors as a group. As of November 15, 2018 Entest BioMedical, Inc. had 49,170,472 common shares outstanding, 728, 073 Series B Preferred shares outstanding , 667 Series AA preferred shares outstanding, 534 Series AAA preferred shares outstanding and 1,001,533 shares of the Company’s Non Voting Convertible Preferred Stock outstanding.

Based on 49,170,472 shares issued and outstanding as of November 27,2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Peiwen Yu * C/o Entest Group, Inc., Inc	23,733,334	48.26%
Common	Life Sciences Journeys, Inc. 1106 2nd street Encinitas, CA ,92024	2,500,000	5.08%
Common	All Officers and Directors As a Group	23,733,334	48.26%

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Based on 728,009 shares issued and outstanding as of  November 27,2018.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Series B Preferred	Thomas Ichim 9255 Town Center Dr San Diego, CA,92121	500,000	68.6%
Series B Preferred	Thomas Donnelly 38 Miriam Road Denistone, NSW Australia	100,000	13.761%
Series B Preferred	Linda Black 521 Garfield Ave Winter Park, FL 32789	100,000	13.761%
Series B Preferred	All Officers and Directors as a Group*	0	0%

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Based on 667 shares issued and outstanding as of  November 27, 2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Series AA Preferred Shares	Peiwen Yu C/o Entest Group, Inc	667	100%
Series AA Preferred Shares	All Officers and Directors As a Group	667	100%

Based on 534 shares issued and outstanding as of  November 27, 2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Series AAA Preferred Shares	Peiwen Yu C/o Entest Group., Inc	534	100%
Series AAA Preferred Shares	All Officers and Directors As a Group	534	100%

Based on 1,001,533 shares issued and outstanding as of  November 27, 2018

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Non Voting Convertible Preferred	Peiwen Yu C/O Entest Group, Inc.	1,001,533	100%

Non Voting Convertible Preferred	All Officers and Directors as a Group*	1,001,533	100%

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New Director And Officer

Effective as of the ten days subsequent to the filing of the Company’s Form 10-K for the year ended August 31, 2018 the existing officers and directors of Entest will resign and will appoint Peiwen Yu, 48, as Chairman and Chief Executive Officer of the Company. Mr. Yu earned a Master’s Degree in Business Administration from SUN YA-SEN UNIVERSITY in 2003 and a Bachelor of Administration Degree from the same institution.

 Five Year Employment History:

3/09/2005-Present

Chairman – Guangdong Bokai Electric Industrial Co., Ltd

5/25/2010-Present

Chairman – Lianjiang Bokai Wood Industry Co., Ltd

4/08/2016-Present

Chairman – Zhanjiang Bokai Tourism Development Co., Ltd

8/30/2016-Present

Chairman – Shenzhen Qianhai Bokai Technology Co., Ltd

8/30/2016-Present

Chairman – Shenzhen Qianhai Bokaihui Investment Co., Ltd

8/17/2016-Present

Chairman – Asia Pro International (HK) Holdings Group Limited

12/22/2017-Present

Chairman – Shenzhen Qianhai Dream Fund Management Co., Ltd

4/17/2017-Present

Chairman – Bokaihui (Shenzhen) Modern Agricultural Technology Co., Ltd

8/09/2018Present

Chairman – Shenzhen Qianhai Wansheng Investment Management Co., Ltd

11/05/2018-Present

Chairman – Shenzhen Qianhai Yinglong Investment Group Co., Ltd

12/11/2018-Present

Chairman –  Zhongnuo Shengda Investment Holdings (Shenzhen) Co., Ltd

11/19/2018-Present

Chairman – Huaxin Jinfu (Shenzhen) Financial Information Service Co., Ltd

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SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTEST GROUP, INC.

By: /s/ David R. Koos
Davir R. Koos
Chief Executive Officer November 27, 2018

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